SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File number 1-9751
CHAMPION ENTERPRISES, INC.
SAVINGS PLAN
(Full title of the plan)
CHAMPION ENTERPRISES, INC.
755 West Big Beaver Rd., Suite 1000
Troy, Michigan 48084
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Employee Benefits Administration Committee have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

CHAMPION ENTERPRISES, INC. SAVINGS PLAN
/s/ RICHARD P. HEVELHORST
Richard P. Hevelhorst
Member, Employee Benefits Administration Committee

Date: June 22, 2009

Champion Enterprises, Inc. Savings Plan
Index to Financial Statements and Schedule
December 31, 2008 and 2007

Page
Number
Financial Statements

Report of Independent Registered Public Accounting Firm	2

Statement of Net Assets Available for Benefits as of December 31, 2008 and 2007	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2008	4

Notes to Financial Statements	5 - 10

Schedule*
Schedule I — Schedule of Assets Held at End of Year as of December 31, 2008 — Form 5500, Schedule H, Part IV, line 4i	11
EX-23.1

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Employee Benefits Administration Committee
Champion Enterprises, Inc. Savings Plan
We have audited the accompanying statement of net assets available for benefits of Champion Enterprises, Inc. Savings Plan (the “Plan”) as of December 31, 2008 and 2007 and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor have we been engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007 and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Plante & Moran, PLLC
Auburn Hills, Michigan
June 22, 2009

Champion Enterprises, Inc. Savings Plan
Statement of Net Assets Available for Benefits

	December 31, 2008	December 31, 2007
	(In thousands)
Assets:
Participant-directed investments, at fair value
Fidelity Managed Income Portfolio	$13,482	$14,738
Fidelity Retirement Government Money Market Portfolio	11,958	12,374
Fidelity Contrafund	7,897	14,621
Fidelity Magellan Fund	7,866	19,568
Fidelity Equity-Income Fund	5,230	12,091
Fidelity Intermediate Bond Fund	4,966	6,573
Loans to participants	4,030	4,551
Fidelity Puritan Fund	3,686	4,729
Fidelity Capital Appreciation Fund	3,523	8,937
Fidelity Diversified International Fund	2,646	5,471
Fidelity Freedom 2020 Fund	2,321	3,233
Artio International Equity I	2,307	—
Fidelity Low-Priced Stock Fund	1,950	3,966
Fidelity Freedom 2010 Fund	1,446	2,214
Fidelity Freedom 2030 Fund	1,168	1,933
Fidelity Freedom 2040 Fund	844	1,221
American Beacon Small Cap Value Plan	841	621
Champion Enterprises, Inc. Common Stock	837	5,738
Fidelity Growth Strategies Fund	378	—
Van Kampen Small Cap Growth Fund I	266	—
Columbia Mid Cap Value Z Shares	194	—
Fidelity Freedom Income Fund	157	160
Spartan U.S. Equity Index Fund	94	—
Alliance Bernstein International Value Advisor Shares	64	—
Vanguard GNMA Fund Investor Shares	34	—
Fidelity Freedom 2000 Fund	19	44
Fidelity Freedom 2050 Fund	7	—
Other	1	1
Julius Baer International Equity I	—	3,199
Fidelity Asset Manager	—	1,839
Fidelity Aggressive Growth Fund	—	485
Managers Special Equity Fund	—	338

Total investments, at fair value	78,212	128,645

Receivables:
Participants’ contributions	81	—
Employer’s contributions	34	—
Proceeds from unsettled trade	—	4

Total receivables	115	4

Total assets	78,327	128,649

Liabilities:
Amounts to be refunded to participants (Note 3)	—	134

Net assets available for benefits, at fair value	78,327	128,515

Adjustment from fair value to contract value for fully-benefit responsive investment contracts (Note 1)	727	160

Net assets available for benefits	$79,054	$128,675

The accompanying notes are an integral part of these financial statements

Champion Enterprises, Inc. Savings Plan
Statement of Changes in Net Assets Available for Benefits

For the
Year Ended
December 31,
2008
(In thousands)
Additions:
Additions to net assets attributed to:
Contributions:
Participants’	$5,596
Employer’s	2,090
Rollovers	193

Total contributions	7,879

Investment income (loss):
Dividends and interest	3,691
Net depreciation in fair value of investments:
Mutual funds	(39,001)
Champion Enterprises, Inc. common stock	(1,939)

Net depreciation in fair value of investments	(40,940)

Net investment income (loss)	(37,249)

Total additions, net of investment loss	(29,370)

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	20,161
Administrative and other expenses	90

Total deductions	20,251

Net decrease in net assets	(49,621)

Net assets available for benefits:
Beginning of year	128,675

End of year	$79,054

The accompanying notes are an integral part of these financial statements

Champion Enterprises, Inc. Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
Note 1 — Significant Accounting Policies
The accompanying financial statements of the Champion Enterprises, Inc. Savings Plan (the “Plan”) have been prepared on the accrual basis of accounting. Investment transactions are recorded at cost on the trade date basis. Income is recorded as earned. Expenses are recorded when incurred. Benefit payments are recorded when paid. Participants’ contributions are recorded in the period during which the amounts are withheld from participants’ earnings. Employer’s contributions are recorded in the same period as the related participants’ contributions.
The Plan’s investments are stated at fair value, except for its stable value common collective trust fund investment (Fidelity Managed Income Portfolio Fund), which is stated at contract value. Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits. The fair value of the stable value common collective trust fund is based on discounting the related cash flows of the underlying guaranteed investment contracts based on current yields of similar instruments with comparable durations. The fair value of the remaining common collective trust funds is based on the quoted market values of the underlying investments.
Fair values of Plan investments, other than loans to participants, are determined by Fidelity Management Trust Company, the trustee of the Plan (the “Trustee”), and are based on quoted market prices. Loans to participants are stated at fair value as determined by the Plan’s administrators. Net appreciation or depreciation in the fair value of investments as presented in the Statement of Changes in Net Assets Available for Benefits represents the net amount of realized gains or losses and unrealized appreciation or depreciation on those investments.
The Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans,” requires the Statement of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
The Plan provides for various investment options in mutual funds and other types of investments. The Plan’s investments are exposed to various risks, including interest rate, inflation, national and international economies, market and credit risks. These risks could result, in the near term, in material changes to the values of the Plan’s investments and participants’ account balances.
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities during the reporting period. Actual results could differ from those estimates.

Champion Enterprises, Inc. Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
Note 1 — Significant Accounting Policies, continued
Recent Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board (“FASB”) issued Financial Accounting Standard Number 157 (“SFAS 157”), Fair Value Measurements. SFAS 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under SFAS 157, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Effective January 1, 2008, the Plan adopted SFAS 157. The adoption of SFAS 157 had no significant impact on the Plan’s net assets available for benefits as of December 31, 2008 or changes in net assets available for benefits for the year ended December 31, 2008. See Note 7 for further discussion on SFAS 157 Fair Value Measurements.
Note 2 — Plan Description
The following description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.
The Plan is a defined contribution plan that was initially approved by the shareholders of Champion Enterprises, Inc. (the “Company” or “Plan Sponsor”) on July 11, 1984 and became effective as of February 26, 1983. The Plan is administered by the Employee Benefits Administration Committee (the “Committee”), whose members are appointed by the Board of Directors of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
All non-union hourly and salaried employees of the Company and its participating U.S. subsidiaries are eligible to participate in the Plan at the beginning of the month following the completion of three months of service. Union employees are eligible to participate in the Plan at the beginning of the month following the completion of one year of service.
Participating employees may make contributions on a deferred salary arrangement (pretax contributions), under Section 401(k) of the Internal Revenue Code (the “IRC”), in an amount ranging from 1% to 17% of compensation, subject to annual limits. The IRC annual limit for employee contributions in 2008 and 2007 was $15,500 per participant. Participants may also make rollover contributions from conduit Individual Retirement Accounts or other tax-qualified retirement plans. Additionally, participants age 50 or older may make annual pretax catch-up contributions up to the annual limit established by the IRC. The IRC annual limit for pretax catch-up contributions in 2008 and 2007 was $5,000 per qualifying participant.

Champion Enterprises, Inc. Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
Note 2 — Plan Description, continued
The Company and its participating subsidiaries make matching contributions that have been equal to 50% of participant contributions, up to the first 6% of compensation contributed, and are invested in the funds selected by the participants. Rollover contributions and catch-up contributions are not subject to matching contributions. Effective in January 2009, the Company temporarily suspended its matching contributions to preserve liquidity as a result of the global credit crisis and its impact on the Company’s operations and cash flow.
All participant contributions and earnings thereon are 100% vested and nonforfeitable. All matching contributions plus earnings thereon are 100% vested and nonforfeitable once the participant has completed one year of service. Participants may change or discontinue the amount of their contributions at various times throughout the year as specified in the Plan document. Participants may change their investment selections at any time.
Under the terms of the Plan, a participant may borrow up to 50% of his or her account balance with loan amounts and maturities ranging from $1,000 to $50,000 and six months to five years, respectively. Loans are generally repaid through periodic payroll withholdings, are secured by the participant’s account balance and bear interest at rates based on the general prime rate plus 2% as of the first business day of the month in which the participant applies for the loan. If a participant fails to make a scheduled repayment, the loan will be considered in default after a certain period of time as specified in the Plan document and the participant will be deemed to have received a taxable distribution from the Plan.
While employed by the Company, participants may withdraw all or a portion of their savings from the Plan upon attaining age 59 1/2. Prior to age 59 1/2, participants may withdraw pretax contributions under certain circumstances, such as financial hardship, subject to limitations set by the IRC and as specified in the Plan document.
Upon termination of employment, whether due to retirement, death, disability or any other cause, participants or beneficiaries may have their accounts distributed. Participants with account balances in excess of $5,000 may defer the distribution of their accounts until age 65.
Expenses of administering the Plan, including the expenses of the Committee and the fees and expenses of the Trustee, are generally borne by the Company (see Note 4). However, brokerage and loan fees, transfer or other taxes, and certain other administrative expenses are charged against the respective fund and participant accounts and are included in the Statement of Changes in Net Assets Available for Benefits as administrative and other expenses.
Note 3 — Amounts to Be Refunded to Participants
Amounts to be refunded to participants of $134,000 as of December 31, 2007, represent contributions made to the Plan during 2007 that were in excess of limits established by the IRC, and include investment gains or losses thereon. These amounts were refunded to the affected

Champion Enterprises, Inc. Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
Note 3 — Amounts to Be Refunded to Participants, continued
participants as 2007 taxable distributions in February 2008. In addition, approximately $80,000 of 2007 employer matching contributions related to participants’ contributions that were in excess of IRC limits, including gains or losses thereon, were forfeited from the participants’ accounts in 2008 but remained in the Plan to reduce future employer matching contributions. For the year ended December 31, 2008, there were no such excess contributions.
Note 4 — Party-in-Interest Transactions
Various administrative expenses of the Plan are borne by the Plan Sponsor. Such amounts were approximately $150,000 for the year ended December 31, 2008. In addition, the Plan invests in funds managed by affiliates of the Trustee and allows for investment in shares of the Company’s common stock. These transactions with the Trustee of the Plan and the Plan Sponsor qualify as party-in-interest transactions.
Note 5 — Tax Status of the Plan
The Internal Revenue Service has determined and informed the Company, most recently, by letter dated October 1, 2001, that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Sponsor believes that the Plan is designed and operated in compliance with the applicable requirements of the IRC.
The Plan is not subject to income tax under present federal tax law. Participants are not taxed, either on Company contributions to the Plan or on the earnings thereon, including appreciation, allocated to their accounts until actual distribution of such accounts. At that time, the participant is generally taxed on the total amount of the distribution.
Note 6 — Plan Termination
Although the Company has not expressed any intent to do so, the Plan may be terminated, in whole or in part, at any time, but only upon the condition that such action precludes any part of the assets of the Plan from being used for or diverted to purposes other than for the exclusive benefit of the participants and their beneficiaries and for the payment of expenses of the Plan. Upon termination or partial termination of the Plan or upon the complete discontinuance of contributions under the Plan, employer matching contributions shall become 100% vested and the assets of the Plan shall be distributed to the participants and their beneficiaries at such time and in such nondiscriminatory manner as determined by the Committee.
Note 7 — Fair Value Measurements
In September 2006, the Financial Accounting Standards Board issued Financial Accounting Standard Number 157 (“SFAS 157”), Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value and enhances disclosure about fair value

Champion Enterprises, Inc. Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
Note 7 — Fair Value Measurements, continued
measurements. SFAS 157 is effective for financial assets and financial liabilities for fiscal years beginning after November 15, 2007. Where the measurement objective specifically requires the use of “fair value”, the Plan has adopted the provisions of SFAS 157 related to financial assets and financial liabilities as of January 1, 2008.
SFAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based upon assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:
Level 1: Observable inputs such as quoted prices in active markets;
Level 2: Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.
Assets and liabilities measured at fair value are based on one or more of the following three valuation techniques noted in SFAS 157:
(A) Market approach: Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;
(B) Cost approach: Amount that would be required to replace the service capacity of an asset (replacement cost); and
(C) Income approach: Techniques to convert future amounts to a single present amount based upon market expectations (including present value techniques, option-pricing and excess earnings models).
The following table represents the balances of the Plan’s financial assets that were measured at fair value on a recurring basis as of December 31, 2008:

				Valuation
Description	Frequency	Amount	Input Level	Technique
		(In thousands)
Mutual funds	Recurring	$59,863	Level 1	A
Champion common stock	Recurring	837	Level 1	A
Fidelity Managed Income Portfolio	Recurring	13,482	Level 2 & 3	B & C
Participants’ loans	Recurring	4,030	Level 3	B & C

		$78,212

Champion Enterprises, Inc. Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
Note 7 — Fair Value Measurements, continued
The table below presents additional information about Level 3 assets measured at fair value on a recurring basis as of December 31, 2008. Both observable and unobservable inputs may be used to determine the fair value of positions that the Plan has classified within the Level 3 category.
Reconciliation of all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2008:

	Fidelity Managed	Loans to
	Income Portfolio	Participants
	(In thousands)
Balance — December 31, 2007	$14,738	$4,551
Realized gains (losses)	—	—
Unrealized gains (losses)	—	—
Purchases, sales, issuances and settlements, net	(1,256)	(521)
Net transfers in/out of Level 3	—	—

Balance — December 31, 2008	$13,482	$4,030

Note 8 — Reconciliation to Form 5500
The net assets available for plan benefits at December 31, 2008 and 2007, and the change in net assets available for plan benefits for the year ended December 31, 2008, reported on the financial statements differ from the amounts reported on the Form 5500 due to a stable value common collective trust fund being recorded at contract value in the financial statements and at fair value on the Form 5500. The net assets on the financial statements were higher than the amount reported on Form 5500 at December 31, 2008 and 2007, by $727,000 and $160,000, respectively. Additionally, the investment income on the financial statements for the year ended December 31, 2008 is higher than the amount reported on Form 5500 by $567,000, which is the change in the difference between contract value and fair value for this fund during the year ended December 31, 2008.

Champion Enterprises, Inc. Savings Plan
Schedule I-Schedule of Assets Held at End of Year
Form 5500, Schedule H, Part IV, line 4i
December 31, 2008

Party-in-	Identity of issue, borrower,			Current value
interest	lessor or similar party	Description of investment	Cost	(in thousands)
*	Fidelity Investments	Fidelity Managed Income Portfolio	**	$13,482
*	Fidelity Investments	Fidelity Retirement Government Money Market Portfolio	**	11,958
*	Fidelity Investments	Fidelity Contrafund	**	7,897
*	Fidelity Investments	Fidelity Magellan Fund	**	7,866
*	Fidelity Investments	Fidelity Equity-Income Fund	**	5,230
*	Fidelity Investments	Fidelity Intermediate Bond Fund	**	4,966
	Plan participants	Loans to participants, interest rates ranging from 4.50% to 11.50%		4,030
*	Fidelity Investments	Fidelity Puritan Fund	**	3,686
*	Fidelity Investments	Fidelity Capital Appreciation Fund	**	3,523
*	Fidelity Investments	Fidelity Diversified International Fund	**	2,646
*	Fidelity Investments	Fidelity Freedom 2020 Fund	**	2,321
	Artio Global Investors	Artio International Equity I	**	2,307
*	Fidelity Investments	Fidelity Low-Priced Stock Fund	**	1,950
*	Fidelity Investments	Fidelity Freedom 2010 Fund	**	1,446
*	Fidelity Investments	Fidelity Freedom 2030 Fund	**	1,168
*	Fidelity Investments	Fidelity Freedom 2040 Fund	**	844
	American Beacon	American Beacon Small Cap Value Plan	**	841
*	Champion Enterprises, Inc.	Champion Enterprises, Inc. Common Stock	**	837
*	Fidelity Investments	Fidelity Growth Strategies Fund	**	378
	Van Kampen Funds	Van Kampen Small Cap Growth Fund I	**	266
	Columbia Management	Columbia Mid Cap Value Z Shares	**	194
*	Fidelity Investments	Fidelity Freedom Income Fund	**	157
*	Fidelity Investments	Spartan U.S. Equity Index Fund	**	94
	Alliance Bernstein	Alliance Bernstein International Value Advisor Shares	**	64
	The Vanguard Group	Vanguard GNMA Fund Investor Shares	**	34
*	Fidelity Investments	Fidelity Freedom 2000 Fund	**	19
*	Fidelity Investments	Fidelity Freedom 2050 Fund	**	7
		Other	**	1

		Total investments		$78,212

*	Party is considered to be a party-in-interest to the Plan.

**	Cost information not required.

Index to Exhibits

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm